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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                        The Emerging Germany Fund Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   290913102
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 19, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


                               Page 1 of 5 Pages
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---------------------                                         -----------------
CUSIP No.:  290913102                 13D                     Page 2 of 5 Pages
---------------------                                         -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. ID NO. OF ABOVE PERSON

    Bankgesellschaft Berlin AG
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2   CHECK THE APPROPRIATE BOX IF A MEMBER                            (a) [ ]
    OF A GROUP                                                       (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS                                                       WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL                                     [ ]
    PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany
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 NUMBER OF         SOLE VOTING POWER                               1,154,800
   SHARES
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BENEFICIALLY       SHARED VOTING POWER                                     0
   OWNED
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  BY EACH          SOLE DISPOSITIVE POWER                          1,154,800
 REPORTING
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  PERSON           SHARED DISPOSITIVE POWER                                0
   WITH
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED                            1,154,800
    BY EACH REPORTING PERSON
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12  CHECK IF THE AGGREGATE AMOUNT IN ROW                                 [ ]
    (11) EXCLUDES CERTAIN SHARES
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13  PERCENT OF CLASS REPRESENTED BY                                     8.2%
    AMOUNT IN ROW (11)
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14  TYPE OF REPORTING PERSON                                              BK
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                               Page 2 of 5 Pages
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This Amendment No. 1 amends and supplements Items 3 and 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of The Emerging Germany Fund Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of the funds used by the Bank to purchase the 292,900 shares of Common Stock reported in Item 5(c) was working capital and aggregated approximately $2,820,693.50 (exclusive of commissions).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Fund's proxy statement, dated March 17, 1997, relating to the 1997 Annual Meeting of Stockholders states that, as of the close of business on March 7, 1997, there were 14,008,304 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

         The Bank is the beneficial owner of 1,154,800 shares of Common Stock, which constitute approximately 8.2% of the outstanding shares of Common Stock.

         (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

         (c) Since May 9, 1997, the date of the filing of its initial filing of a Schedule 13D relating to its ownership of shares of Common Stock, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange, except as indicated:


    Date                 Number of Shares Purchased           Price Per Share
    ----                 --------------------------           ---------------
May 12, 1997                     3,000                             $9.375
May 13, 1997                       400  (1)                         9.41 (2)
May 15, 1997                     2,000  (1)                         9.38 (2)
May 16, 1997                   100,000                              9.625
May 19, 1997                   151,300                              9.625
May 21, 1997                     2,500  (1)                         9.40 (2)
May 21, 1997                    30,000                              9.75
May 22, 1997                     3,000  (1)                         9.53 (2)
May 27, 1997                       700  (1)                         9.56 (2)

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(1)  Purchased on the Berlin Stock Exchange.
(2) Rounded to the nearest cent after converting from West German Deutsche marks to U.S. dollars at prevailing exchange rates.

                               Page 3 of 5 Pages
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         (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

         (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                               Page 4 of 5 Pages
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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 1997                          Bankgesellschaft Berlin AG


                                            By: /s/ E. Joseph Carrico
                                                -----------------------------
                                                Name:  E. Joseph Carrico
                                                Title: Director



                                            By: /s/ Gregory L. Melville
                                                -----------------------------
                                                Name:  Gregory L. Melville
                                                Title: Assistant Director


                               Page 5 of 5 Pages